CHINA WIND SYSTEMS, INC.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, China 214181

August 24, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Attention:	Brian Cascio, Branch Chief

Re:	China Wind Systems, Inc.
Form 10-K for the year ended December 31, 2008 filed March 31, 2009
File No 233-16335

Ladies and Gentlemen:

We are writing in response to the comment raised by the staff of the Commission in its letter dated July 24, 2009 with respect to the Form 10-K for the year ended December 31, 2008 filed by China Wind Systems, Inc. (the “Company”).

Form 10-K for the fiscal bear ended December 31, 2008

Item 9A. Controls and Procedures, page 43

Management’s Report on Internal Control over Financial Reporting, page 43

1.
Please refer to prior comment 1. We note from your response that it was your intention to state management’s conclusion that the Company's internal controls over financial reporting were effective. However, your amended Form 10-K instead provided an additional conclusion regarding the effectiveness of your disclosure controls and procedures, rather than a conclusion regarding the effectiveness of your internal controls over financial reporting. We also note that this conclusion was not consistent with your earlier conclusion in which you state that your disclosure controls and procedures were not effective. Please amend the filing to provide a conclusion regarding the effectiveness of your internal controls over financial reporting. You may file an abbreviated amendment to your Form 10-K that consists of the cover page, explanatory note, the amended item, signature page and paragraphs 1, 2, 4 and 5 of the certification.

The Company has filed an abbreviated amendment to the Form 10-K in response to the comments of the staff.  As revised, the Item 9A states that the Company’s internal controls over financial reporting were effective at December 31, 2008.  The Company does not believe that the deficiencies described under Item 9A amount to a material weakness.

Sincerely,

/s/ Jianhua Wu
Jianhua Wu
Chief Executive Officer